UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Commission File Number: 000-52145

RAINCHIEF ENERGY INC.
(Translation of registrant's name into English)

1090 West Georgia Street, Suite 600
Vancouver, BC V6E 3V7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SUBMITTED HEREWITH

EX-99.1	Unaudited Interim Consolidated Financial Statements
EX-99.2	Management’s Discussion and Analysis of Financial Conditions And Results of Operations
EX-99.3	Certification of Interim Fillings CEO
EX-99.4	Certification of Interim Fillings CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rainchief Energy Inc.
(Registrant)

Date: November 28, 2014	By:	/s/ Brad J. Moynes
Brad J. Moynes

	Title:	President